Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 31, 2007

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Trian Acquisition I Corp. Amendment No. 2

Registration Statement on Form S-1 (File No. 333-147094)

Ladies and Gentlemen:

On behalf of Trian Acquisition I Corp., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2” ) of the Company, together with Exhibits, marked to indicate changes from the Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2007.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a telefacsimile from Peggy Fisher, dated December 27, 2007. The discussion below is presented in the order of the numbered comments in the comment letter. Certain terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary

Business Strategy, page 1

1.       We note your response to prior comment 5, in which you explain the rationale for the range of enterprise values between $750 million and $3 billion. Please include that information in the summary.

Trian Acquisition I Corp.

Response to Comment 1

In response to the Staff’s comment, the prospectus summary has been revised to explain the rationale for the range of enterprise values. Please see page 6.

Effecting a Business Combination, page 5

2.      You disclose that you could acquire controlling interest in a target company by acquiring a majority of the voting equity interest or through other means. Please specify what other means you could use to acquire control of a target company.

Response to Comment 2

In response to the Staff’s comment, the registration statement has been revised to specify the other means that could be used by the Company to acquire control of a target company. Please see page 5.

Private Placement of Sponsor Units, page 6

3.       We note your response to prior comment 5 on page 6. Revise the disclosure to state specifically whether or not your sponsor is wholly owned by Messrs. Peltz, May, and Garden. If not, disclose the percentage of ownership interest these individuals have in the sponsor.

Response to Comment 3

In response to the Staff’s comment, the registration statement has been revised to state that the sponsor is wholly-owned by Messrs. Peltz, May and Garden. Please see page 6.

Selection of a target business . . ., page 67

4.      You disclose certain key factors in the first paragraph of this section that determine whether you have a controlling interest in the business you acquire. Please explain how you may acquire control of a business by contract or otherwise, where you do not own a majority of the voting securities.

Response to Comment 4

In response to the Staff’s comment, the registration statement has been revised to explain how the Company may acquire control without owning a majority of the voting securities. Please see page 5.

Trian Acquisition I Corp.

Notes to Financial Statements, page F-7

Note 2. Proposed Public Offering, page F-9

5.       Please refer to prior comments 21 and 23. We note from your disclosures in the response, on page 39 of this filing and in Sections 2.5(iii) and 3.3(a) of Exhibit 4.4 that the holders of the warrants may exercise the warrants on a cashless basis. Separately, you state in your response to comment 23 that the holders of the warrants issued to the sponsor in October 2007 do not have the right to receive cash upon exercise of their warrants and should not be classified as a liability under EITF 00-19. Please tell us and revise this note and your disclosures on page F-9 and F-10 to explain how you considered paragraphs 8 and 12-13 of EITF 00-19, which indicates that contracts that give the counterparty a choice of net-cash settlement or settlement in shares (i.e., physical settlement or net-share settlement) should be classified as a liability at fair value.

Response to Comment 5

The Company may require that the public warrants be exercised on a cashless basis. At their option, the holders of the sponsor warrants may also exercise on a cashless basis. In each case, this cashless exercise constitutes net-share settlement rather than net-cash settlement. Accordingly, since the warrant holders cannot require the Company to deliver cash, the warrants are properly classified as equity under EITF 00-19. In response to the Staff’s comment, Note 5 has been revised to state that, in the case of the sponsor warrants, cashless exercise is equivalent to net-share settlement.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either John C. Kennedy at (212) 373-3025 or the undersigned at (212) 373-3124.

Sincerely,

/s/ David S. Huntington
David S. Huntington

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Brian L. Schorr, Esq.
Trian Acquisition I Corp.
Raymond B. Check, Esq.
Cleary Gottlieb Steen & Hamilton LLP